“Utilizing Business Strategies for Social Change”

January 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Attn: Mara Ransom (Assistant Director) and Jacqueline Kaufman, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re: Withdrawal of Form 1-Z filed February 28, 2022

Ladies and Gentlemen:

On December 1, 2022, Social Investment Holdings, Inc. (the “Company”) filed a Form 1-A (the “December 1-A filing”) to qualify an offering of 2,500,000 of its common shares at $10.00 per share. On December 20, 2022, you sent a comment letter (the “comment letter”) to the Company suggesting that the Company was ineligible to make an offering under Regulation A and reiterated in a phone conversation with Matt McMurdo (our SEC attorney of record) Thursday, December 29 with Ms. Kate Benkenkamp, a cited reviewer, the same advice.

On Friday, December 30, 2022, per your request, we sought withdrawal of the December 1 Form 1-A filing. As the staff has also requested, we now hereby request withdrawal of Form 1-Z Reg A Exit Report filed February 28, 2022.

We expect to file a replacement Form 1-A and Forms 1-K and 1-SA (and, if applicable, A form 1-Z) as soon as practicable. To reiterate, the Company raised no money pursuant to the offering’s two qualified Offering Statements.

If you are in need of additional information in the interim, please feel to contact Matthew McMurdo of McMurdo Law, LLC at (917) 318-2865 or the undersigned at (305) 775-6449.

Very truly yours

/s/ Julius Jackson

President, Social Investment Holdings, Inc.

cc: Tad Timbrook

      John Oxendine

5727 NW 17th Ave. - Miami, FL 33142 - Phone: (305) 351-2407 - Fax: (904) 212-0673